

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

VIA U.S. MAIL

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> **Re: General Motors Company**
> **Registration Statement on Form S-1**
> **Filed August 18, 2010**
> **File No. 333-168919**

Dear Mr. Cyprus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have relied on reports from third-party sources, including IHS Global Insight, for data. Please provide us with the relevant portions of the materials you cite. Also, please provide a consent pursuant to Rule 436 or tell us why you believe a consent is not required.

2. Please revise to provide a full definition for all acronyms and other defined terms at their first use. We note, for example, the use of OEM on page 2, New VEBA on page 3, ASEAN on page 5, and DMDA on page 54.

3. Please advise us about the current trading market for Old GM debt securities. In particular, please address whether the trading values of these debt securities represent

information that would be material to an investor in your common stock or Series B preferred stock.

Prospectus Summary, page 1

4. It is a rare occurrence for a company conducting an initial public offering to have a controlling stockholder that is a department of the federal government. Given this relatively unusual circumstance, please include in the Summary a discussion of how potential investors should evaluate how this relationship with the UST has had and may have an impact on your business and operations, including your business strategy and product offerings, financing activities and selection, tenure and compensation of management. Please address, in particular, how the interests of the UST (as a government entity) may differ from those of investors in the initial public offering and how this could result in actions being taken by the company that may not be in the best interests of those investors. Please also revise the first full risk factor on page 18 accordingly.

5. Please balance the discussion in your Summary by disclosing that your market share has declined in recent years and that it may continue to decline in light of your continuing restructuring activities and general economic conditions. In this regard, we note disclosure in your risk factor section and MD&A.

Our Industry and Market Opportunity, page 2

6. We note your disclosure in the footnote to the graph that you calculate your market position based upon internal data.   Please tell us how you calculated worldwide automobile sales and your market share and position within the markets you discuss on page 3 and elsewhere in the prospectus. To the extent all market share and position disclosure is based on internal data, please clarify that point. Otherwise, please disclose the source of the information that supports your disclosure. In this regard, we note that you sometimes discuss "market share" and in other instances you discuss "market share based on vehicle sales volume in 2009." If you have a single definition of market share, please revise to clarify this by footnote or other appropriate disclosure.

7. To the extent the estimates in this section or elsewhere in the prospectus have changed, please revise to update.

Our Competitive Strengths, page 3

8. Reference is made to the fifth bullet on page 3. Please provide us with substantiation for the statement that you "would have achieved breakeven with annual U.S. industry sales of approximately 10.5 to 11.0 million vehicles."

Sell our vehicles globally, page 5

9. Refer to the last bullet under this subheading. We are confused by your use of the term "non-prime." If by "non-prime" you are referring to "sub-prime" financing, please revise to so state. If "non-prime" means something else, revise to briefly define. We note, in this regard, that AmeriCredit uses the term "sub-prime" to describe its financing business in its most recent Annual Report on Form 10-K.

The Offering, page 7

10. Please revise the last paragraph on page 9 to quantify the number of common shares issuable upon conversion of shares of Series B preferred stock.

Risk Factors, page 13

General

11. Certain of the subcaptions in this section do not adequately describe the risk to the company. We note, for example, the second risk factor on page 13, the first full risk factor on page 14, and the second full risk factor on page 23. Please revise accordingly.

Inadequate cash flow could materially adversely affect our business operations, page 15

12. Please revise this risk factor to specifically address each of your substantial liquidity requirements on an individual basis, in each case providing quantitative and qualitative disclosure as appropriate. Please also revise the subcaption to describe the liquidity risk with greater specificity.

Our U.S. defined benefit pension plans are currently underfunded, page 16

13. You state in the subcaption that your pension funding obligations may increase significantly due to weak performance of financial markets. Please revise the subcaption and the risk factor discussion to also address the risks related to the investment decisions and types of investments that make up the plan assets.

If adequate financing on acceptable terms is not available through Ally Financial, page 17

14. If there is a risk that offering financing through AmeriCredit could negatively affect your relationship with Ally Financial, please revise this risk factor to describe that risk. Also disclose whether there is a risk to you because AmeriCredit provides financing to competing auto companies.

15. If increasing your reliance on non-prime financing of your customers creates a material risk, please add a risk factor.

16. We note that while you have recently reduced your ownership interest in Ally Financial, it appears that you continue to be substantially dependent on Ally Financial to provide financing to your customers and dealers. Please expand your discussion of the risks to you associated with developments in the business and financial condition of Ally Financial.

17. Please address the risks of failing to develop your own captive financing unit as a separate risk factor.

Use of Proceeds, page 31

18. You state that you intend to use the net proceeds from the Series B preferred stock offering for general corporate purposes. To the extent possible, please discuss your plans more specifically. If you intend to use any of the proceeds to pay down your debt or fund your pension obligations, please revise accordingly.

Management's Discussion and Analysis of Financial Condition, page 37

19. We note the reference in the introductory language in this section to an "agreement with the SEC Staff." To the extent you are referring to the July 9, 2009 no-action letter to Motors Liquidation Company, please revise to clarify that the no-action letter is the "agreement" with the staff.

20. We note the disclosure on pages 74, 154, and elsewhere, that you conduct business in Latin America, Africa, and the Middle East, regions that are generally understood to include Cuba, Sudan, Syria, and Iran. Further, on your website, you identify your dealerships in Syria. In addition, it appears from publicly-available information that certain Opel models with diesel engines manufactured by your majority-owned joint venture, Isuzu Motors Polska, are being sold by the Opel official representative in Iran. As you know, Cuba, Sudan, Syria, and Iran are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba, Sudan, Syria, or Iran.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, Syria, and/or Iran, whether through subsidiaries, distributors, dealers, or other direct or indirect arrangements, since the Old GM letter to us dated March 5, 2007. Your response should describe the products, services, or technology that you have provided into Cuba, Sudan, Syria, or Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

21. Please discuss the materiality of your contacts with Cuba, Sudan, Syria, and/or Iran, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the

referenced countries for you and for Old GM for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

22. We note the emphasis you place on the breakeven point for GMNA. Please explain the importance of this metric to you.

Portfolio of high-quality vehicles, page 40

23. We note the risk factor on page 13 and press reports regarding negative public perception of your products. Please expand your discussion of the efforts you have taken to counter this perception. Revise your Summary section in this manner as well. To the extent that negative perceptions of vehicle quality, your bankruptcy, and your status as a TARP recipient represent discrete risks, please revise your risk factor disclosure accordingly.

Strong leadership team with focused direction, page 41

24. Please balance the discussion in this bullet with your risk factor disclosure that several key executives lack auto industry experience and the significant management changes since spring 2009. Revise your Summary section in this manner as well.

Other cost reduction and restructuring actions, page 47

25. Please discuss how your plans have changed from those contemplated by the Revised Viability Plan and the reasons for such changes. To the extent particular objectives are still in place, please discuss your performance as compared to the stated goals.

Opel/Vauxhall Restructuring Activities, page 53

26. Please revise the first paragraph after the bullets to clarify the additional amount you expect to provide toward restructuring Opel/Vauxhall.

Investment in Ally Financial, page 57

27. We note the disclosure on page 17 that Ally Financial (formerly GMAC) has provided most of the financing for your dealers and a significant amount of financing for your customers. Accordingly, please expand the disclosure with respect to your investment in Ally Financial. In this regard, we suggest you present a table summarizing the

percentage effect on your ownership of the transactions, including the November 2006 sale of a 51% controlling interest as well as the transactions described on page 59, that resulted in your current ownership of 16.6% of the common stock of Ally Financial, of which 6.7% is held directly and 9.9% is held in an independent trust. We suggest you show your direct ownership in a separate column from the interest held in an independent trust. A presentation using this two-column approach could be utilized to explain that, although your combined post-2006 ownership interest in Ally Financial increased from 49% to 59.9% in early 2009, your direct ownership (excluding the interest held in an independent trust) remained at 49% and, as a result, you continued to account for your interest in Ally Financial under the equity method.

28. In addition, please clarify your disclosure here, and in Note 10 to your financial statements, to explain why you began to account for your investment in Ally Financial using the cost method when Ally Financial converted its status to a C corporation effective June 30, 2009, rather than earlier when your direct ownership was reduced to 9.9% by placing 14.6% of your then-24.5% ownership into an independent trust. In your response, specifically address:

- How you were able to continue to exercise significant influence over Ally Financial after your direct ownership was reduced to 9.9%; and

- Why its conversion into a C corporation caused you to no longer be able to exercise significant influence over Ally Financial in light of the disclosure on page F-50 that, in connection with the conversion into a C corporation, each unit of each class of membership interests was converted into shares of capital stock with substantially the same rights and preferences as such membership interests.

Job Security Programs, page 61

29. Please explain the significance of the JOBS Program suspension. In addition, please discuss whether there is a possibility that program will be reinstated.

Consolidated Results of Operations, page 63

30. We believe you could enhance your presentation of period-to-period comparisons by providing a table, for each line item such as net sales and revenues, cost of sales, interest expense, etc., summarizing the amounts contributed by each segment to your consolidated results. This enhanced presentation would allow the reader to see the relative contribution of each segment to your consolidated results with an explanation of the larger period-to-period changes, followed by a more detailed explanation of period-to-period changes within the separate discussions of each segment's results of operations. Please revise.

31. We believe your discussion and analysis of cost of sales could be enhanced by providing disclosure with respect to the major components within your cost of sales. Please revise.

32. Please tell us what consideration you gave to providing disclosure within MD&A of fleet sales and how such sales affect your results of operations. In this regard, we note your disclosure on page 148 that certain fleet transactions, particularly daily rentals, are generally less profitable than retail sales.

Vehicle Sales and Production Volume, page 64

33. We note that, in MD&A, you present total worldwide vehicle sales for the industry as well as market share information. This same information is also included in the Business section of your filing. With respect to your MD&A, we believe you should discuss only the information that correlates to your financial results. Accordingly, please revise your MD&A to remove the worldwide totals and the amounts for the industry as a whole.

34. We note the table presenting vehicle sales includes amounts related to SGM, SGMW and FAW-GM in China and HKJV in India. Similarly, the table on page 90, which shows vehicle sales for your GMIO segment, includes the same amounts. However, the net sales and revenue generated by these joint ventures are not consolidated and, as a result, the vehicle sales data presented does not appear to correlate to your financial results. Please revise as appropriate.

35. Please explain to us why you present both production volume and vehicle sales data in MD&A. It appears that only the vehicle sales data would be relevant to analyzing the period-to-period comparisons of your net sales and revenue.

36. In the tables summarizing vehicle sales on pages 64 and 65, you indicate that vehicle sales represent sales to the ultimate customer. Based on your disclosures in the Business section of your filing, however, it appears you included fleet sales, which include vehicle sales to daily rental car companies. Since fleet sales are generally recorded as operating leases under U.S. GAAP with no immediate recognition of revenue, it is unclear whether or not the vehicle sales figures in your MD&A correlate to your financial results with respect to fleet sales. Please advise.

Segment Results of Operations

GM North America

Vehicle Sales and Production Volume, page 83

37. In light of your management initiatives regarding brand rationalization, as described on page 53, we suggest you supplement the tables summarizing vehicle sales shown on page 84 with additional tables that summarize GMNA's vehicle sales by brand. These supplemental tables would facilitate analysis of sales trends and show the historical contribution of the brands that have been discontinued or sold. Please revise.

Liquidity and Capital Resources

VEBA Assets, page 108

38. We note your disclosure that, under the terms of the 2009 Revised UAW Settlement Agreement, you are released from UAW retiree health care claims incurred after December 31, 2009. Please tell us what consideration you gave to disclosing the risk that future negotiations with the UAW may include the possibility of additional contributions to the New VEBA. In this regard, we note that:

- Significant modifications to your obligations to the New VEBA have occurred in the past;

- The UAW represents a significant portion of your workforce;

- Your current collective bargaining agreement with the UAW expires in September 2011; and

- The sale of a substantial amount of the UST's ownership interest could result in the New VEBA becoming your largest shareholder.

Defined Benefit Pension Plan Contributions, page 117

39. We note the disclosure regarding the underfunded status of your pension plans. We also note the disclosure on page 121 regarding projected future contributions to your pension plans. Please address the implications of your inability or election not to fund the required contributions or otherwise meet your pension plan obligations. Please revise your risk factor disclosure accordingly.

Contractual Obligations and Other Long-Term Liabilities, page 119

40. On page 121, you discuss projections of future contributions to your U.S. qualified pension plans assuming they earn the expected return of 8.5% in the future. Please add a sensitivity analysis to disclose how much your potential contributions could increase in the event your pension plans earn less than the expected 8.5% return.

41. In addition, consider the need to add a sensitivity analysis regarding other assumptions, such as funding interest rate or discount rate, as applicable, which could increase the projected contributions to your pension plans.

Critical Accounting Policies

Pensions, page 128

42. We note that you used level 3 inputs to arrive at the fair value of a significant portion of your pension assets. In this regard, it appears that assumptions you used to arrive at the

fair value of your plan assets involve a certain amount of subjectivity. As such, please disclose the nature of the level 3 inputs used to arrive at the fair value of your pension assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

Business, page 144

Hybrid and Plug-In Electric Vehicles, page 152

43. Please balance your disclosure regarding the Chevrolet Volt to set forth the challenges presented by this type of vehicle. We note, in this regard, the risk factor disclosure about the commercial viability of the battery technology on page 19.

Agreements with the UST, EDC and New VEBA, page 166

44. We note that Section 5.27 of the UST Credit Agreement requires you to exercise your best efforts to meet at least ninety percent of certain production levels during the life of the agreement. We also note that, as this is a TARP Covenant, under the agreement Treasury may seek specific performance if the covenant is breached. Please disclose the material terms of this covenant. Also, please disclose other material TARP Covenants. Finally, please add risk factor disclosure, including the risk that the UST may require you to meet certain production levels.

Corporate Governance, page 181

45. We note your disclosure regarding the combined role of Chairman and CEO and why you believe this is an appropriate leadership structure for you. Please revise to briefly describe why you have separated the roles of Chairman and CEO for the period between September 1 and December 31, 2010 and what impact, if any, this may have on you.

Executive Compensation, page 190

46. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Base Salaries and Salary Stock, page 194

47. Please revise your discussion of the salary stock units to clarify when they are payable in cash and when they are payable in stock.

Long-Term Restricted Stock, page 195

48. We note these grants are based on 2009 results and are included in your 2009 compensation discussion. Please advise why you have not included these grants in the

Summary Compensation Table as compensation for the 2009 fiscal year. Also, please briefly explain why you only granted RSUs to two of your named executive officers.

49. In this regard, please revise to disclose the operating cash flow target that had to be achieved for the two named executive officers to earn the restricted stock units. To the extent you believe that disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis for this conclusion.

2010 Compensation for Named Executive Officers, page 197

50. Please revise to disclose any specific actions regarding executive compensation that were taken after your last fiscal year's end, including any new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer's compensation for the last fiscal year. We note, for example, the discussion of employment agreements on pages 212 and 213 as well as the disclosure on page F-221 that 6,000,000 restricted stock units were outstanding at June 30, 2010 as compared to approximately 300,000 at December 31, 2009.

Summary Compensation Table, page 197

51. We note the disclosure in footnotes 7 and 8 that the Old GM awards have no future value and the alternative Summary Compensation Table you include on page 198. The "Stock Awards" and "Stock Option" columns merely duplicate the narrative in the footnotes and do not comply with the requirements of Item 402(c) of Regulation S-K. Please remove the alternative Summary Compensation Table from these footnotes.

Principal and Selling Stockholders, page 214

52. Please discuss any material relationship the selling stockholders have had within the past three years with the company or any of its predecessors or affiliates or provide a cross-reference to such a discussion.

Certain Relationships and Related Party Transactions, page 221

53. Please revise the first paragraph of this section to disclose the standards that are applied pursuant to your policies and procedures and the persons or groups of persons on the Board of Directors or otherwise who are responsible for applying such policies and procedures.

54. Please file the Transition Services Agreement, Master Lease Agreement (Excluded Manufacturing Assets) and Master Lease Agreement (Subdivision Properties) as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Material U.S. Federal Tax Considerations for Non-U.S. Holders, page 236

55. Please revise the bolded paragraph to remove the statement that the discussion is "for
general information only." Similarly revise the disclaimer on page A-38.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

56. We note the disclosure on page F-16 that you are not accreting the Series A Preferred
Stock to its redemption amount of $9.0 billion because you believe it is not probable that
the UST will control your Board of Directors in 2014. Please expand your disclosure to
state how you will account for the approximately $2.0 billion of unaccreted discount in
the event that, for whatever reason, the UST still controls your Board of Directors in
2014 and compels you to call the Series A Preferred Stock for redemption at that time.
Also, in the liquidity section of your MD&A, discuss how you would expect to fund any
such redemption of your Series A Preferred Stock.

57. Please disclose the facts and circumstances that management considered in reaching the
conclusion that it is not probable that the UST will control your Board of Directors in
2014.

Note 4. Significant Accounting Policies, page F-31

58. Please add a description of your accounting policy with respect to discontinued
operations. In this regard, discuss why you accounted for the sale of your Allison
business as discontinued operations but did not account for the sale of Saab as well as the
wind down of your Pontiac, Saturn, and Hummer brands as discontinued operations.
Include a related discussion of the criteria necessary to classify certain assets and
liabilities as held for sale.

Goodwill, page F-32

59. You indicate that you test goodwill for impairment at the GMNA and GME segment
level as well as various components within the GMIO segment. In this regard, please
define the various components within GMIO. In addition, please compare how your
structure in GMIO differs from that of GMNA and GME, and tell us how you determined
there were no components below the segment level within GMNA and/or GME for
purposes of allocating goodwill and subsequently testing it for impairment.

Pension and Other Postretirement Plans

Plan Asset Valuation, page F-38

60. We note that you valued $31.0 billion of the $50.6 billion held in the investment trust using level 3 unobservable inputs. In addition, you valued another $4.6 billion in plan assets using level 3 unobservable inputs. While you indicate that you use third parties to arrive at the value related to investments that are not quoted, please describe the nature of these inputs. In this regard, provide disclosure for each major class of investment as reported in Note 19. In particular, clearly indicate how each asset class is valued. Also, describe the inputs that the investment sponsors relied upon to arrive at the fair value. For guidance, please refer to ASC 820-10-50.

61. You indicate that you will not use the investment sponsor's valuation and/or net asset value provided by a third party administrator if such valuation and/or NAV does not reflect the fair value in management's opinion. In this regard, please disclose the inputs used by the investment sponsor and/or third party administrator and those used by management to arrive at the fair value of each major asset class within your pension plan. In particular, when differences exist, disclose the investment sponsor's value and/or NAV as compared to the internal valuation committee's assessment of fair value, along with a discussion of how management determined the fair value of such assets. Such disclosures should include the inputs and provide substantial support regarding management's assessment of fair value. In addition, please provide us with a summary of any adjustments made to each of your major asset classes as of December 31, 2009 and/or June 30, 2010.

62. Due to the subjectivity related to level 3 inputs, consider adding a discussion of the internal valuation committee's procedures and the qualifications of its members. In addition, please clearly disclose whether such procedures are applied to the assets held in the Investment Trusts. In particular, based on the disclosures in the first three paragraphs of your discussion of significant concentration of risk on page F-98, it is not clear how the internal valuation committee has the information required to make an assessment of fair value. Please advise.

Note 5. Acquisition and Disposal of Businesses, page F-43

63. In light of the disclosure in Note 26 of your interim financial statements with respect to your definitive agreement to sell Nexteer, please delete the sentence on page F-45 that indicates you have not yet entered into a definitive sales agreement.

Note 10. Equity in Net Assets of Nonconsolidated Affiliates, page F-50

64. We note you have a table summarizing information regarding equity in income (loss) of and disposition of interest in nonconsolidated affiliates. Please add a similar table summarizing your investments in and advances to such affiliates, with amounts for SGM,

New Delphi, GMAC and any other significant nonconsolidated affiliates shown separately.

Transactions with Nonconsolidated Affiliates, page F-54

65. With respect to the table that summarizes the effects of transactions with nonconsolidated affiliates, please tell us why the cost of sales substantially exceeds the related sales in each period presented.

Note 15. Other Assets, page F-58

66. It is unclear why the table shows an investment in GMAC of $43 million at December 31, 2008, when GMAC was accounted for using the equity method at that date. Please advise.

Note 19. Pension and Other Postretirement Benefits

Assumptions

Investment Strategies and Long-Term Rate of Return, page F-90

67. You indicate that your expected long-term annual rate of return assumption of 8.5% continues to be appropriate. However, in light of the fact that your U.S. plans have a target allocation of 42% to debt securities, it is not clear how you determined that an 8.5% rate of return continues to be appropriate. In contrast, your non-U.S. plans, which have a target allocation of 64% to equities, are expected to earn a 7.97% rate of return. Please advise.

Note 21. Commitments and Contingencies

Other Litigation-Related Liability, page F-111

68. Although you indicate that litigation reserves have been established regarding matters for which you believe that losses are probable and can be reasonably estimated, it is not clear how your related disclosures comply with the requirements set forth in ASC 450-20-50. Please advise.

Note 23. Fair Value Measurements, page F-124

69. In light of the significance of the fair value measurements with respect to your investments in GMAC common and preferred stock, please add disclosure to Note 23 of your audited financial statements in a manner similar to the disclosure in Note 19 of your interim financial statements, or include a cross-reference to the discussion on page F-135 regarding your valuation methodologies at December 31, 2009.

70. On page F-135, you indicate that you determined the fair value of your investments in GMAC common and preferred stock using valuation methodologies, at December 31, 2009, that were consistent with those you used in your application of fresh-start reporting. In this regard, your disclosure on page F-27 states that one of the significant inputs used in your fair value analysis was GMAC's June 30, 2009 financial statements. Therefore, if true, please add similar disclosure regarding your use of GMAC's financial statements in your fair value analysis at December 31, 2009. This comment also applies to the related disclosure in Note 19 of your interim financial statements.

Note 30. Transactions with GMAC, page F-150

71. Please clearly identify GMAC as a related party. In this regard, it appears you currently refer to GMAC as a related party only in footnote (b) to the table summarizing the components of short-term debt in Note 18 on page F-64. This comment also applies to the related disclosure in Note 23 of your interim financial statements.

72. In the table in Note 10, on the top of page F-53, you summarize the activity with respect to your investment in GMAC common and preferred membership interests for the periods GMAC was accounted for as an equity method investee. This table indicates that your investment in GMAC common membership interests was reduced to zero and your investment in GMAC preferred membership interests was almost reduced to zero. Since these reductions, which were the result of impairment charges and Old GM's proportional share of GMAC's losses, took place around the time you began to account for GMAC using the cost method, there is no further disclosure in Note 10 beyond June 30, 2009. However, pursuant to your application of fresh-start accounting, you recorded the fair value of your aggregate investment in GMAC common and preferred stock at almost $2 billion, although such amounts were recorded as other assets and disclosed in Note 15. Therefore, in light of the ongoing importance of the financing provided by GMAC to your business, and to clarify the disclosures with respect to your investments in GMAC, please show amounts related to your aggregate investment in GMAC as a separate line item on your balance sheets, and include footnote references to Notes 10 and 15, as applicable. See Rule 4-08(k) of Regulation S-X.

Note 33. Segment Reporting, page F-158

73. Please provide us with additional information regarding the managerial reporting structure within your GMNA, GME, and GMIO segments. In particular, please tell us how performance is assessed and how resources are allocated within these segments. Also, tell us what discrete financial information is available with respect to retail and fleet customers, core brands and/or production platforms and how such information is used in assessing performance and/or allocating resources within your segments.

Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Goodwill, page F-182

74. On page F-31, you disclose that you changed your managerial reporting structure so that certain entities geographically located within Russia and Uzbekistan were transferred from your GME segment to your GMIO segment. In this regard, please tell us how you applied ASC 350-20-35-45 with respect to the goodwill of the reporting units involved.

75. With respect to the goodwill impairment test for your GME reporting unit, you indicate that, had you not passed step one, you believe the amount of any goodwill impairment would approximate $140 million. Please clarify this statement by explaining how you arrived at the approximate goodwill impairment. In particular, please clarify the statement that the $140 million is based on differences, at June 30, 2010, between the fair value to U.S. GAAP adjustments that gave rise to goodwill.

Note 15. Pensions and Other Postretirement Benefits

Significant Plan Adjustments, Benefit Modifications and Related Events, page F-194

76. You indicate that certain pension plans in GME were remeasured as part of your goodwill impairment analysis, resulting in an increase of $388 million to Pensions and Other comprehensive loss. Please tell us why you remeasured certain plans as part of your goodwill impairment analysis, and what accounting literature you relied upon in determining that a remeasurement was required in connection with your goodwill impairment analysis.

Note 19. Fair Value Measurements

Ally Financial Common and Preferred Stock, page F-214

77. We note that you changed the methodology used in estimating the fair value of your investment in Ally Financial common stock from aggregating the fair values of Ally Financial's individual operations to using consolidated information for Ally Financial. However, in light of the segment information included in the Forms 10-K and 10-Q of Ally Financial (and GMAC prior to May 10, 2010), it is unclear why you indicate that information with which to value Ally Financial's business operations individually is less readily available at June 30, 2010 than it was at December 31, 2009. Please advise.

Note 22. Earnings (Loss) Per Share, page F-221

78. Please provide us with your calculation of diluted weighted-average common shares outstanding for the six months ended June 30, 2010. In your response, please include the

specific stock prices assumed when applying the treasury stock method for each set of warrants.

79. Notwithstanding your cross reference to Note 17 for additional information on the Adjustment Shares, please disclose the maximum number of potential Adjustment Shares within Note 22. Also, if true, indicate that the effect would have been anti-dilutive.

80. We note that you have six million restricted stock units outstanding at June 30, 2010. As this represents a material change in the number of outstanding restricted stock units, as compared to that shown in the table on page F-144, please consider adding a separate footnote to your interim financial statements, in a format similar to Note 29 of your audited financial statements, to provide updated disclosures regarding your stock incentive plans.

Note 26. Subsequent Event

Sale of Nexteer, page F-227

81. You indicate that Nexteer did not qualify for held for sale classification at June 30, 2010. However, in light of the fact that you announced in January 2010 that you were pursuing the sale of Nexteer, please tell us which of the held for sale criteria in ASC 360-10-45-9 were not met.

Acquisition of AmeriCredit Corp., page F-227

82. With respect to your pending acquisition of AmeriCredit, tell us whether or not this business to be acquired represents a material acquisition pursuant to Rule 3-05 of Regulation S-X. In this regard, please provide us with a summary of the computations supporting your determination of materiality.

Other

83. Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

84. Please provide a currently dated signed consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin T. Dobbie
Special Counsel

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block LLP